EXHIBIT 12

HARSCO CORPORATION

Computation of Ratios of Earnings to Fixed Charges

(Dollars in Thousands)

	YEARS ENDED DECEMBER 31

	2008 (a)	2007 (a)	2006 (b)	2005 (b)	2004 (b)

Pre-tax income from continuing operations (net of minority interest in net income)	$337,443	$372,713	$279,756	$203,610	$148,569

Add fixed charges computed below	120,709	129,233	100,635	77,317	74,192

Net adjustments for equity companies	(417)	(868)	(192)	96	461

Net adjustments for capitalized interest	(277)	(723)	(1,114)	(567)	(124)

Consolidated Earnings Available for Fixed Charges	$457,458	$500,355	$379,085	$280,456	$223,098

Consolidated Fixed Charges:

Interest expense per financial statements (c)	$73,160	$81,383	$60,478	$41,918	$41,057

Interest expense capitalized	552	1,035	1,325	677	251

Portion of rentals (1/3) representing a reasonable approximation of the interest factor	46,997	46,815	38,832	34,722	32,884

Consolidated Fixed Charges	$120,709	$129,233	$100,635	$77,317	$74,192

Consolidated Ratio of Earnings to Fixed Charges	3.79	3.87	3.77	3.63	3.01

(a)	Does not include interest related to FIN 48 obligations.
(b)
Pre-tax income from continuing operations (net of minority interest in net income) restated to reflect the Gas Technologies business group as a Discontinued Operation.  Portion of rentals revised to include recurring short-term rentals in the Harsco Infrastructure Segment.

(c)	Includes amortization of debt discount and expense.